(TRINSIC LOGO)              100 Brookwood Road     HORACE J. "TREY" DAVIS, III
                            Atmore, AL 36502       Chief Executive Officer

                            www.trinsic.com        office 251 446 2472
                                                   fax    251 368 1314
                            NASDAQ: TRIN           email  tdavis@trinsic.com


July 28,2005


Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel,

In response to your letter dated July 7,2005 related to the most recent Forms 10-Q and 10-K of Trinsic, Inc., we offer the following information:

ITEM 1 (LONG-LIVED ASSETS, PAGE 59)

We refer to your response to comment 1 in which you state that you believe your reported level of long lived assets is fairly stated. It would appear to us that the FCC decision to limit the availability of unbundled network elements together with the higher prices that you expect to be charged for access to the RBOC networks were triggering events for management to test the long lived assets for recoverability in accordance with paragraph 8 of SFAS no. 144 at December 31, 2004. It is unclear from your response whether you performed a recoverability test pursuant to paragraph 8 of SFAS 144. Advise or revise. In this regard, please note that paragraph 16 of SFAS 144 requires that both the expected cash inflows and cash outflows be used to determine the recoverability of long lived assets.

The company did not perform a recoverability test pursuant to paragraph 8 of SFAS 144. Management did not believe (due to the factors discussed below) that the Federal Communications Commission ("FCC") ruling regarding availability of unbundled network elements would result in a significant adverse impact on our long-lived assets.

The Telecommunications Act of 1996 imposes a variety of duties upon the traditional, established telephone companies, called "incumbent local exchange carriers" or "ILECs," including the duty to provide other communications companies with access to their network elements on an unbundled basis at any feasible point, at rates and on terms and conditions that are just, reasonable and nondiscriminatory. Pursuant to the Telecommunications Act, the FCC established a list of elements or functions that ILECs would be required to provide. Taken together this list of elements comprised the unbundled network elements platform or UNE-P. The FCC also imposed a method of pricing the UNE-P. In 2004, after much litigation and lobbying, and considerable uncertainty, the FCC reversed itself. The FCC no longer imposes UNE-P or the pricing mechanism. Instead these matters are left primarily to negotiation between the ILECs and competitors like us. However, notwithstanding the FCC ruling, ILECs remain obligated under the Telecommunications Act to negotiate with us in good faith to enter into interconnection or commercial services agreements whereby we gain access to their networks. The FCC ruling does not take full effect until March 2006. The principal result, we believe, is that we will

Mr. Larry Spirgel
Page 2 of 4
July 28, 2005

continue to have access to the ILEC networks, but at higher prices than before. Consequently, we do not believe the FCC ruling is a triggering event under paragraph 8 of SFAS 144 requiring an impairment test.

For example, before filing our form 10-K for the year ended 2004, Trinsic had signed a commercial services agreement with Qwest and had agreed in principle to an agreement with Verizon. We subsequently signed a commercial service agreement with Verizon on April 18, 2005. These agreements provide us with access to the same network elements, features and functions as we purchased under the UNE-P regulatory framework and allow us to service both existing and future subscriber lines within the Qwest and Verizon territories. The agreements cover approximately 70% of our existing customers. The agreements require us to maintain certain minimum volume levels over their life. Both agreements have five year terms with the ability to extend. At the time of filing our form 10-K for 2004, we had also settled an outstanding law suit with SBC which had been impediment to negotiating a commercial services agreement with them. Negotiations with SBC, BellSouth and other ILECs are proceeding. Other competitive telephone companies like us have also been negotiating similar agreements throughout the United States. While the agreements we and others have negotiated for the most part included modest price increases, the market in early 2005 also demonstrated the ability to pass these price increases through to customers. Trinsic raised prices in January with no marked change in customer churn.

Our strategy to be a UNE-P-based provider has also meant that we are not the typical telecommunication asset based telephone company. At December 31, 2004 net switching equipment on our books was only $1,250,000. The largest fixed asset on the books is for computer equipment for $ 11,700,000 which includes both the equipment to perform back room operations but also approximately $3,000,000 of Voice over Internet Protocol equipment ("VoIP") purchased in 2004 to provide services outside the UNE-P operations. VoIP services were successfully introduced in 2004 and we have seen some success in selling these services in the Tampa and the New York City areas. Early indications are that VoIP is a viable and growing revenue stream for Trinsic and would not raise questions about asset recoverability.

In summary the FCC UNE-P ruling was a negative factor which caused us to consider whether pursuant to paragraph 8 of SFAS 144 long lived assets should be tested for recoverability. However, because the ruling still permitted UNE-P-like operations, ILECs were signing commercial services agreements to continue to sell UNE-P-like products, Trinsic was signing commercial services agreements allowing us to maintain a UNE-P-like business, price adjustments for increased costs were being accepted by customers, our switching equipment would be fully depreciated before the current pricing expires and as we projected positive cash flow from our non-VoIP retail services in the coming year, we did not believe the FCC ruling constituted a significant adverse impact which would require further pricing analysis or impairment testing of the assets.

We continue to utilize UNE-P to provide service to the majority of our customers and our internal plans and forecasts reflect that UNE-P will generate the majority of our revenue and gross margin through at least 2008. Our internal planning and budgeting models reflect a positive cash contribution from UNE-P services for the remainder of 2005 and for the following years. For your reference, we have provided a summary of our internal business model that reflects this (see attachment A).

Mr. Larry Spirgel
Page 3 of 4
July 28, 2005

ITEM 2 (PROPERTY PLANT AND EQUIPMENT, PAGE 32)

We refer to your critical accounting estimate "Property, Plant and Equipment" on page 32. In future filings, revise to disclose those critical estimates and assumptions that affect the carrying value of your long-lived assets that are subject to change. Provide context in the form of sensitivity analysis and other quantitative disclosure to allow the reader to understand how and why these policies are critical to your future results of operations and financial condition. Your analysis should discuss how sensitive your estimates and assumptions are based on other outcomes that are reasonably likely to occur. Refer to section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located at our website at: http://www.sec.gov/rules/interp/33-8350.htm. If the impact of estimates and assumptions is material to the financial condition or operating performance, you are required to present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Your direction to revise in future filings the information regarding critical estimates and assumptions has been communicated internally as well as to our new external auditors.

ITEM 3 (ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, PAGE 66)

In future filings disclose the amount you have accrued for the outstanding disputes at each balance sheet date presented.

Your direction to disclose the amount of outstanding disputes at each balance sheet date has been communicated internally as well as to our new external auditors.

ITEM 4 (MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK PAGE 68)

We note your response to comment 5; however, it is still not clear to us how you computed the deemed dividend related to the beneficial conversion feature of $57.6 million and the mandatorily redeemable convertible preferred stock dividends and accretion of $15.3 million for the year ended December 31, 2004. Please explain to us in detail in your response letter how you calculated these amounts. In addition, please explain to us your consideration of EITF Topic D-42 and SFAS 84 in accounting for these conversions of the Series D, Series E and Series G convertible preferred stock into shares of your common stock.

As we previously discussed in our letter of June 21, 2005, the company concluded that it was necessary to induce the holders of our preferred shares to convert those shares to common to permit future financing alternatives for the company. Therefore the company completed an exchange offer in the fourth quarter of 2004 converting all outstanding preferred stock to common. The accounting for this conversion followed EITF topic D-42.

Under EITF Topic D-42, an inducement happens when the holders receive securities that they were entitled to receive based on the original conversion terms and in addition to those securities, receive other securities, cash or other forms of consideration. The conversion in the fourth quarter included

Mr. Larry Spirgel
Page 4 of 4
July 28, 2005

such an inducement as the preferred holders received all the shares for conversion contemplated in the original agreement plus significantly more shares reflecting the current market value of the common stock and the preferred stock that they previously held. The fair value of the incremental consideration was treated as a deemed dividend through retained earnings with an offset to APIC, as the conversion includes inducements due to the conversion.

The calculation of the deemed dividend related to the beneficial conversion feature of $57.6 million was based on the computation of the excess of the fair market value of the securities issued on the date of conversion over the fair market value of securities which would have been issued under the old terms measured at the conversion date, less a twenty percent discount for the magnitude of the transaction and the number of common shares issued, as the quoted share price on the date of conversion did not reflect the fair value considering the magnitude of the shares issued relative to total common shares outstanding. Please refer to our response letter dated June 15, 2005 for the specific journal entry.

The calculation of the mandatorily redeemable convertible preferred stock dividend and accretion of $15.3 million consists of the sum of the monthly deemed preferred stock dividend payable, the monthly interest accrued on all unpaid dividends and the monthly accretion of the fair market value of the warrants and interest on the warrants for Series D, E and G convertible preferred stock for the 11 months prior to the conversion.

We hope that this information sufficiently answers the questions in your July 7 inquiry. If you should need any additional information on this or any other matter, please do not hesitate to contact me directly.



Sincerely,



/s/ Trey Davis

Trey Davis
Chief Executive Officer


cc:  John Lines, General Counsel, Trinsic, Inc.
     Andy Graham, Legal Officer, Trinsic, Inc.
     T.J. Mangold, Partner, PriceWaterhouseCoopers, LLP
     Douglas Mims, Partner, Carr, Riggs & Ingram, LLC
     Mike Morgan, Acting Chief Financial Officer, Trinsic, Inc.
     Ted LaRoche, Chairman, Trinsic Inc. Audit Committee
     Ray Golden, Trinsic, Inc. Audit Committee Member
     Roy Neel, Trinsic, Inc, Audit Committee Member

                                  Trinsic Inc.
                           Consolidated Business Model
                                Income Statement

                                                                                          Total Year
                                    Q1 05         Q2 05         Q3 05          Q4 05          05
                                  ----------    ----------    ----------    ----------    ----------
Revenues:
    UNEP Residential Revenue          36,466        32,066        27,033        26,043       121,610
    UNEP Business Revenue              5,573         5,379         5,075         4,785        20,812
    1+ Standalone Revenue              1,445         1,370         1,262         1,170         5,247
    Wholesale Revenue                 13,304        10,331         9,337         7,954        40,926
    Next Generation Revenue              344           672         1,275         1,746         4,037
                                  ----------    ----------    ----------    ----------    ----------
Total Revenue                         57,132        49,818        43,982        41,788       192,632

Cost of Revenue:
    UNEP Residential COR              18,412        17,962        14,264        13,735        64,374
    UNEP Business COR                  3,582         3,450         3,350         3,158        13,540
    1+ Standalone COR                    245           364           252           234         1,095
    Wholesale COR                      6,956         5,434         4,054         3,530        19,973
    Next Generation COR                  640           695           728           888         2,951
                                  ----------    ----------    ----------    ----------    ----------
Total Cost of Revenue                 29,833        27,905        22,648        21,545       181,932

Gross Margin                          27,298        21,912        21,334        29,155        90,699

Cash Operating Expenses:
    Sales and Marketing Expense        5,219         2,995         3,823         3,937        15,974
    Provisioning Expense               1,341         1,294         1,185         1,507         4,927
    Administrative Expense             5,840         5,025         4,039         3,791        18,695
    Corporate Expense                  8,594         8,397         7,581         7,407        29,680
    Wholesale Expense                  2,381         1,643         1,129           859         6,013
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Spending                   23,376        19,354        17,758        17,102        75,290
Plus Bad Dept Expense                  4,354         2,022         1,740         1,695         9,810
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Operating Expense          27,730        21,376        19,497        18,797        85,190
                                  ----------    ----------    ----------    ----------    ----------
EBITDA                                  (432)          536         1,837         1,358         5,599
                                  ----------    ----------    ----------    ----------    ----------

Non Operating Items:
Depreciation Expense                   3,720         3,255         3,258         3,082        13,315
Amortization Expense                     457                                                     457
Net Interest Income (Expense)           (870)       (1,144)         (474)         (375)       (2,862)
Interest Expense (BBH)                                 (42)          (42)                        (84)
Non Operating Income (Expense)         5,921            42           106           106         6,174
Other                                                    0                                         0
                                  ----------    ----------    ----------    ----------    ----------
Net Income (Loss)                        442        (1,563)       (1,832)       (1,993)       (4,945)
                                  ==========    ==========    ==========    ==========    ==========




                                                                                          Total Year
                                    Q1 06         Q2 06         Q3 06         Q4 06           06
                                  ----------    ----------    ----------    ----------    ----------
Revenues:
    UNEP Residential Revenue          26,066        27,381        28,646        29,727       111,820
    UNEP Business Revenue              4,486         4,180         3,910         3,644        16,210
    1+ Standalone Revenue              1,084         1,075           931           163         3,884
    Wholesale Revenue                  8,773                                                   6,773
    Next Generation Revenue            2,333         3,015         3,618         4,131        13,117
                                  ----------    ----------    ----------    ----------    ----------
Total Revenue                         48,742        35,168        37,195        38,385       151,884

Cost of Revenue:
    UNEP Residential COR              13,729        14,962        15,657        16,252        60,599
    UNEP Business COR                  2,951         2,759         2,574         2,405        10,698
    1+ Standalone COR                    217           201           186           173           177
    Wholesale COR                      2,964                                                   2,964
    Next Generation COR                1,112         1,383         1,629         1,847         5,972
                                  ----------    ----------    ----------    ----------    ----------
Total Cost of Revenue                 20,983        19,384        20,046        28,677        81,011

Gross Margin                          19,759        16,276        17,048        17,710        70,793

Cash Operating Expenses:
    Sales and Marketing Expense        4,398         4,618         4,699         4,765        18,480
    Provisioning Expense                 943           948           950           952         3,793
    Administrative Expense             3,689         3,743         3,945         4,173        15,489
    Corporate Expense                  5,800         5,354         4,904         4,570        20,629
    Wholesale Expense                    758                                                     758
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Spending                   15,588        14,663        14,439        14,399        59,149
Plus Bad Dept Expense                  1,706         1,791         1,872         1,942         7,311
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Operating Expense          17,295        16,454        16,371        16,341        66,450
                                  ----------    ----------    ----------    ----------    ----------
EBITDA                                 2,464          (177)          678         1,369         4,333
                                  ----------    ----------    ----------    ----------    ----------

Non Operating Items:
Depreciation Expense                   2,759         2,787         2,816         2,844        11,206
Amortization Expense
Net Interest Income (Expense)           (315)         (316)         (317)         (318)       (1,266)
Interest Expense (BBH)
Non Operating Income (Expense)            96            96            96            96           384
Other
                                  ----------    ----------    ----------    ----------    ----------
Net Income (Loss)                       (514)       (3,185)       (2,359)       (3,697)       (7,754)
                                  ==========    ==========    ==========    ==========    ==========




                                                                                          Total Year
                                    Q1 07         Q2 07         Q3 07         Q4 07           07
                                  ----------    ----------    ----------    ----------    ----------
Revenues:
    UNEP Residential Revenue          30,820        31,728        32,482        33,108       128,138
    UNEP Business Revenue              3,411         3,198         3,004         2,827        12,441
    1+ Standalone Revenue                800           742           687           637         2,866
    Wholesale Revenue
    Next Generation Revenue            4,623         5,039         5,408         5,733        20,803
                                  ----------    ----------    ----------    ----------    ----------
Total Revenue                         39,654        40,787        41,581        42,305       164,248

Cost of Revenue:
    UNEP Residential COR              16,853        17,983        18,413        18,778        72,020
    UNEP Business COR                  2,251         2,111         1,983         1,866         8,211
    1+ Standalone COR                    160           148           137           127           573
    Wholesale COR
    Next Generation COR                2,039         2,209         2,359         2,492         9,098
                                  ----------    ----------    ----------    ----------    ----------
Total Cost of Revenue                 21,303        22,451        22,892        23,255        89,902

Gross Margin                          18,351        18,256        18,589        19,050        74,346

Cash Operating Expenses:
    Sales and Marketing Expense        4,818         4,861         4,896         4,924        19,500
    Provisioning Expense                 951           952           952           953         3,807
    Administrative Expense             4,252         4,368         4,464         4,543        17,627
    Corporate Expense                  4,552         4,552         4,552         4,552        18,209
    Wholesale Expense
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Spending                   14,574        14,733        14,864        14,972        59,143
Plus Bad Dept Expense                  2,009         2,066         2,112         2,152         8,339
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Operating Expense          16,583        16,799        16,977        17,123        67,482
                                  ----------    ----------    ----------    ----------    ----------
EBITDA                                 1,768         1,457         1,712         1,927         6,864
                                  ----------    ----------    ----------    ----------    ----------

Non Operating Items:
Depreciation Expense                   2,210         2,210         2,210         2,210         8,840
Amortization Expense
Net Interest Income (Expense)           (315)         (311)         (308)         (305)       (1,140)
Interest Expense (BBH)
Non Operating Income (Expense)
Other
                                  ----------    ----------    ----------    ----------    ----------
Net Income (Loss)                       (757)       (1,964)         (806)         (588)       (3,216)


                                                                                          Total Year
                                    Q1 08         Q2 08         Q3 08         Q4 08           08
                                  ----------    ----------    ----------    ----------    ----------
Revenues:
    UNEP Residential Revenue          33,628        34,050        34,419        34,717       136,825
    UNEP Business Revenue              2,665         2,518         2,383         2,260         9,826
    1+ Standalone Revenue                590           547           507           470         2,115
    Wholesale Revenue
    Next Generation Revenue            5,139         5,365         5,565         5,742        21,812
                                  ----------    ----------    ----------    ----------    ----------
Total Revenue                         42,023        42,491        42,875        43,190       170,578

Cost of Revenue:
    UNEP Residential COR              19,290        19,652        19,860        20,033        78,834
    UNEP Business COR                  1,759         1,662         1,573         1,492         6,485
    1+ Standalone COR                    118           109           101            94           423
    Wholesale COR
    Next Generation COR                2,616         2,731         2,833         2,923        11,103
                                  ----------    ----------    ----------    ----------    ----------
Total Cost of Revenue                 23,783        24,154        24,367        24,541        96,846

Gross Margin                          18,240        18,337        18,508        18,648        73,733

Cash Operating Expenses:
    Sales and Marketing Expense        4,946         4,964         4,977         4,988        19,875
    Provisioning Expense                 953           953           953           953         3,811
    Administrative Expense             4,609         4,665         4,711         4,749        18,735
    Corporate Expense                  4,528         4,528         4,528         4,528        18,113
    Wholesale Expense
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Spending                   15,837        15,110        15,170        15,219        60,535
Plus Bad Dept Expense                  2,287         2,323         2,353         2,378         9,341
                                  ----------    ----------    ----------    ----------    ----------
Total Cash Operating Expense          17,324        17,433        17,523        17,597        69,876
                                  ----------    ----------    ----------    ----------    ----------
EBITDA                                   916           984           985         1,051         3,856
                                  ----------    ----------    ----------    ----------    ----------

Non Operating Items:
Depreciation Expense                   1,760         1,760         1,760         1,760         7,040
Amortization Expense
Net Interest Income (Expense)           (900)         (900)         (900)         (900)       (3,600)
Interest Expense (BBH)
Non Operating Income (Expense)
Other
                                  ----------    ----------    ----------    ----------    ----------
Net Income (Loss)                     (1,744)       (1,756)       (1,675)       (1,649)       (6,784)